VF 3-6-03

**AM 3/3/2003

03011130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 McConnor Parkway
(No. and Street)

Schaumburg (City) IL (State) 60196-6801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David S. Jorgensen (847) 874-7403
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED FEB 26 2003 WASH. D.C. 165 PROCESSING SECTION

PROCESSED MAR 1 2 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David S. Jorgensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Brokerage Services, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SHELLY R WALCZAK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/05/04

Shelly R. Walczak
Notary Public

Signature

SVP, Controller and Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Investors Brokerage Services, Inc.

(A wholly-owned subsidiary of Kemper Investors Life Insurance Company)

Report on Audit of Financial Statements

and Supplemental Schedules

For the Year Ended December 31, 2002

Investors Brokerage Services, Inc.

Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Board of Directors and Stockholder of
Investors Brokerage Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Investors Brokerage Services, Inc. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 10, 2003

Investors Brokerage Services, Inc.

Statement of Financial Condition
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 1,179,034
Accounts receivable from affiliates	171,574
Other assets	4,570
Total assets	$ 1,355,178
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable to affiliates	$ 3,255
Accounts payable and other liabilities	48,643
Cash overdraft	19,066
Total liabilities	70,964
Stockholder's equity:	
Common stock, $5 par value; 2,000 shares authorized, 1,369 shares issued and outstanding	6,845
Additional paid-in capital	1,328,155
Retained deficit	(50,786)
Total stockholder's equity	1,284,214
Total liabilities and stockholder's equity	$ 1,355,178

The accompanying notes are an integral part of the financial statements.

Investors Brokerage Services, Inc.

Statement of Operations
For the Year Ended December 31, 2002

Revenues:	
Interest and other income	$ 36,859
Total revenues	36,859
Expenses:	
Salaries and benefits	61,775
Outside services	50,942
General and administrative	26,165
Advertising	15,000
Licenses and fees	8,354
Total expenses	162,236
Loss before income tax expense	(125,377)
Income tax expense	3,093
Net loss	$ (128,470)

The accompanying notes are an integral part of the financial statements.

Investors Brokerage Services, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings / (Deficit)	Total Stockholder's Equity
Balance at December 31, 2001	$ 6,845	$ 1,328,155	$ 77,684	$ 1,412,684
Net loss	-	-	(128,470)	(128,470)
Balance at December 31, 2002	$ 6,845	$ 1,328,155	$ (50,786)	$ 1,284,214

The accompanying notes are an integral part of the financial statements.

Investors Brokerage Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (128,470)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Increase in accounts receivable from affiliates	(117,175)
Decrease in deposit with and receivables from clearing broker	3,000
Decrease in other assets	105,911
Increase in accounts payable to affiliates	2,517
Increase in accounts payable and other liabilities	21,119
Net cash used in operating activities	(113,098)
Cash flows from financing activities:	
Increase in cash overdraft	19,066
Net cash provided by financing activities	19,066
Net decrease in cash and cash equivalents	(94,032)
Cash and cash equivalents, beginning of year	1,273,066
Cash and cash equivalents, end of year	$ 1,179,034

The accompanying notes are an integral part of the financial statements.

1. **General Information and Summary of Significant Accounting Policies**

General Information

Investors Brokerage Services, Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Kemper Investors Life Insurance Company ("KILICO"). KILICO is ultimately a wholly-owned subsidiary of Zurich Financial Services ("Zurich").

In 2000, the Company transferred all of its retail customer business to PMG Securities, Inc., another wholly-owned subsidiary of KILICO. IBS currently acts primarily as the underwriter and distributor of KILICO variable annuity products. IBS engages in no retail sales of securities.

Cash and Cash Equivalents

Cash and cash equivalents include investments in a money market fund, and are considered to approximate their respective carrying values due to their short-term nature and generally negligible credit losses. The cash overdraft represents checks written for operating expenses in excess of the bank account balance. For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Fair Values

The fair values of assets and liabilities approximate their respective carrying values due to their short-term nature.

Interest and Other Income

Interest income is primarily generated through interest earned on cash and cash equivalents.

Operating Expenses

Operating expenses primarily consist of compensation, consulting, auditing, and administrative expenses.

Income Taxes

The Company files a consolidated Federal income tax return with Zurich Holding Company of America and its affiliates. A written agreement sets out the method of allocating tax between the companies. In general, allocation is based upon separate return calculation with no immediate benefit for a taxable loss which is utilized in the current year consolidated return. Intercompany tax balances are settled within thirty days after the filing of the consolidated federal income tax return, the payment of an estimated payment, an additional assessment of the consolidated tax liability, a refund of the consolidated tax liability or any other reduction to the member's apportioned tax liability in accordance with the tax sharing agreement.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" (SFAS 109). SFAS 109 provides for an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the

expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in tax laws or rates.

The Company has recorded a valuation allowance of $43,976, for the full amount of the deferred tax asset attributable to net operating losses at December 31, 2002, since it is more likely than not that the deferred tax asset will not be realized. The Company is entitled to carryforward these net operating losses and is projecting that it will not generate sufficient income in future years to fully absorb the loss carryforwards before they expire.

For state income tax purposes, the Company files either separately or on a combined basis with eligible affiliates, depending on the state's filing requirement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets or liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **Regulatory Net Capital Requirement**

Pursuant to the Securities and Exchange Commission's Minimum Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain net capital and an allowable ratio of indebtedness to net capital as defined under this Rule. The Company operates under the basic method, which requires minimum net capital, as defined, equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness. At December 31, 2002, the Company had net capital of $1,084,489, which was $1,059,489 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital at December 31, 2002 is approximately .07 to 1, which is in excess of the minimum requirement.

3. **Transactions with Affiliates**

At December 31, 2002, the Company reported the following amounts due from or (to) related parties:

Federal Kemper Life Assurance Company	$ (3,255)
Kemper Corporation	22
Kemper Investors Life Insurance Company	7,841
PMG Securites	158,286
Zurich American Insurance Company	995
Zurich Direct, Inc.	3,603
Zurich Life Insurance Company of America	714
Zurich Life Insurance Company of New York	113
Net due from or (to) related party	$ 168,319

Related party balances are based on allocation percentages determined by budget managers and are based on head count and hours charged by employees. These balances arise from general operating expenses and are settled monthly.

4. Income Taxes

The income tax expense for the year ended December 31, 2002 was as follows:

	Total
Federal	$ 2,823
State	270
	$ 3,093

The actual income tax expense differs from the expected tax expense as displayed below. The expected tax expense is calculated by multiplying the net loss before income tax expense by the U.S. federal corporate tax rate of 35%.

Computed expected tax expense:	$ (43,882)
Difference between expected and actual tax expense:	
State tax	176
Prior year provision to return	2,823
Valuation allowance	43,976
Total actual tax expense	$ 3,093

SUPPLEMENTAL SCHEDULES

Investors Brokerage Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Total stockholder's equity	$ 1,284,214
Deductions and/or charges:	
Nonallowable assets:	
Receivable from affiliates	171,574
Other assets	4,570
Total deductions and/or charges	176,144
Net capital before haircuts on securities positions	1,108,070
Haircuts on securities:	
Trading and investment securities:	
Other securities (money market fund)	23,581
Net capital	1,084,489
Minimum net capital requirement	25,000
Net capital in excess of requirement	$ 1,059,489
Aggregate indebtedness	$ 70,964
Ratio of aggregate indebtedness to net capital	.07 to 1

There were no material differences between the amounts reported above and, the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17a-5 as of December 31, 2002.

Investors Brokerage Services, Inc.

Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(1). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Supplementary Report of Independent Accountants on Internal Control Pursuant to SEC Rule 17a-5

To the Board of Directors and Stockholder of
Investors Brokerage Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Investors Brokerage Services, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 10, 2003